ISSUED ON BEHALF OF RELX PLC

Director/ PDMR Shareholdings

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	June Felix
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p

	Identification code	ISIN: GB00B2B0DG97

b)	Nature of the transaction	Acquisition of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		20.93	4,100

d)	Aggregated information

	- Aggregated volume	4,100

	- Price	20.93

e)	Date of the transaction	2021-07-30
f)	Place of the transaction	London Stock Exchange